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                          TESMA INTERNATIONAL INC.

                      SPECIAL MEETING OF SHAREHOLDERS
                       HELD TUESDAY, FEBRUARY 1, 2005
                          REPORT OF VOTING RESULTS
          PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102


CLASS A SUBORDINATE VOTING SHARES               No. of Votes      Percentage

The plan of arrangement under section 182 of the Business Corporations Act(Ontario) involving the
Corporation the "Plan of Arrangement"), the full text of which is attached as Exhibit C to the Management Information Circular/Proxy Statement of the Corporation dated January 10, 2005, was authorized, approved and adopted by special resolution of the holders of the Corporation's
Class A Subordinate Voting Shares, as follows:

(a)   All Votes Cast

      FOR the Arrangement Resolution            10,023,944        71.75%

      AGAINST the Arrangement Resolution         3,945,933        28.25%


(b)   Votes Cast By Minority Shareholders

      FOR the Arrangement Resolution             5,958,776        60.16%

      AGAINST the Arrangement Resolution         3,945,933        39.84%


CLASS B SHARES                                  No. of Votes      Percentage

The Plan of Arrangement was authorized,
approved and adopted by written resolution
of all of the holders of the Corporation's
Class B Shares                                  12,495,229        100%




                                    TESMA INTERNATIONAL INC.


                                     By:   /s/ Stefan T. Proniuk
                                     Stefan T. Proniuk
                                     Vice-President, Secretary and General
                                     Counsel